Translation

CYBIRD®

JASDAQ

URL: http://www.cybird.co.jp/profile/ir/index.html

News Release

CYBIRD Co., Ltd.
(Security Code: 4823, JASDAQ)
4-3-20, Toranomon, Minato-ku, Tokyo
Contact: Tomosada Yoshikawa
Senior Vice President
81-3-3431-0111


SUPPL

Notice of Resolution to Grant Stock Options

On May 30, 2003, the board of directors of CYBIRD Co., Ltd. approved the submission of a resolution to grant stock options (subscription-rights) based on the Japanese Commercial Code Clause 20 and 21, Article 280, to the general shareholders meeting on June 27, 2003.

1. Purpose of Granting Stock Options

   We aim to boost the motivation and commitment of management, employees, and contributors of the Company and associated companies (hereinafter termed "Targeted Group") to achieve better consolidated performance by granting subscription rights for shares in accordance with 2. below.

2. Conditions for Granting Stock Options

   (1) Type of shares for which stock options are granted
   Not more than 1,600 common shares of CYBIRD Co., Ltd. in total.

   (2) Total Number of Options to be Issued
   Not more than 1,600 in total.
   One option represents the subscription right for one share.

   However, if CYBIRD conducts a stock-split or split-down after the options are issued, the number of shares to be issued per option will be adjusted in proportion to the split or split down. Fractions will be rounded down. If the number of shares to be issued per option falls to zero due to the adjustment, no adjustment will be made.
   Furthermore, if capital stock reductions, mergers or corporate spin offs occur that for some unavoidable reason necessitate the adjustment of the subscription right, the number of shares to be issued per option will be adjusted based on reasonable calculations in consideration of the conditions set in the capital stock reductions, mergers or corporate spin offs.

   (3) Issue Price of Stock Options
   Gratuitous issuance

(4) Total Amount to Be Paid on Exercise of Options

The total amount is calculated by multiplying the Exercise Price by the number of shares to be issued on exercise of the options.

The Exercise Price of the subscription right granted by this stock option is the average closing price of each business day (Except for days when no trading of CYBIRD stock occurred.) of common stock of CYBIRD announced by the Japan Securities Dealers Association during the previous month of the date the subscription rights are actually granted, rounding up fractions less than one Japanese yen. However, if the closing price on the day that the options are granted (or in the case of no trading on that day, the closing price on the most recent day on which trading did occur) is higher than the average closing price, then it shall be used as the average closing price.

In the case that the following events occur after the date that the options are granted, the Exercise Price will be adjusted accordingly.

(a) If CYBIRD issues new common stock at a price below market value (other than the execution of convertible bonds, or subscription-rights based on Article 280, Cause 19 of the Japanese Commercial Code before its revision on April 1, 2002) or if it redistributes shares held as treasury stock, the Exercise Price of the subscription right will be adjusted by the following formula, rounding up fractions less than one Japanese yen.

$$\text{Adjusted Exercise Price} = \text{Pre-Adjustment Exercise Price} \times \frac{\text{\# of Outstanding Shares} + \dfrac{\text{\# of New Shares Issued} \times \text{Subscription Price}}{\text{Market Price}}}{\text{\# of Outstanding Shares} + \text{\# of New Shares Issued}}$$

In the above calculation, the "Number of Outstanding Shares" does not include treasury stock of CYBIRD. In the case of the redistribution of shares held as treasury stock, the "No. of New Shares Issued" in this formula must be replaced with "No. of Redistributed Treasury Shares."

(b) In the case of a stock split or split-down, the Exercise Price of the option is adjusted in proportion to the split or split-down, rounding up the fractions less than one Japanese yen.

(c) if capital stock reductions, mergers or corporate spin offs occur that for some unavoidable reason necessitate the adjustment of the Exercise Price, it will be adjusted based on reasonable calculations in consideration of the conditions set in the capital stock reductions, mergers or corporate spin offs.

(5) Exercise Period of Stock Options

From September 1, 2005 to August 31, 2009.

(6) Other Terms and Conditions for Exercise of Stock Options

Stock option holders cannot partially exercise their options.

(7) Cancellation of Stock Options

CYBIRD can cancel unexercised options that it owns without payment at anytime.

(8) Transfer of Stock Options

Transfer of stock options requires the approval of CYBIRD's board of directors.

(end of document)

Translation





URL : http://www.cybird.co.jp/profile/ir/index.html

News Release

CYBIRD Co., Ltd.
(Security Code: 4823, JASDAQ)
4-3-20, Toranomon, Minato-ku, Tokyo
Contact: Tomosada Yoshikawa
Senior Vice President
81-3-3431-0111

Notice of Details of Granting of Stock Options

CYBIRD has determined the details of the stock options (subscription rights) that the board of directors decided in a meeting on May 30, 2003 to grant based on the Japanese Commercial Code Clause 20 and 21, Article 280, and on approval of a proposed resolution at the upcoming general shareholders meeting. They are as follows.

1. Issue Date:	June 9, 2003
2. Issue Amount:	800 units
3. Issue Price:	Gratuitous
4. Type and number of shares represented:	800 common shares (one stock option represents a subscription right for one common share)
5. Payment on exercise of stock option:	To be decided on June 6, 2003
6. Amount of common shares to be issued or converted upon exercise of stock option:	To be decided on June 6, 2003
7. Issue of stock option certificates	Stock option certificates will only be issued upon request by the stock option holder
8. Amount of the share issue price to be booked to paid-in capital upon issue of common stock based on exercise of stock option	50% of the paid amount will be booked as capital, with figures less than one yen to be rounded up.
9. Number and position of people to whom stock options are to be granted:	Stock options are to be granted to a total of 19 people, 7 directors and 12 employees

Reference

(1) Date of the board of directors meeting to determine resolutions: May 24, 2002
(2) Date of the general shareholders meeting: June 27, 2002
(3) Exercise period for stock options: From September 1, 2004 to August 31, 2008

(end of document)





URL : http://www.cybird.co.jp/profile/ir/index.html

News Release

CYBIRD Co., Ltd.
(Security Code: 4823, JASDAQ)
4-3-20, Toranomon, Minato-ku, Tokyo

Contact: Tomosada Yoshikawa
Senior Vice President
81-3-3431-0111

Relocation of the Head Office

Tokyo, Japan, June 19, 2003 ··· CYBIRD Co., Ltd. announced today that the Board of Directors has approved the relocation of our Head office. The details are as follows.

1. New Address: 6-10-1 Roppongi, Minato-ku, Tokyo

2. New Phone Number: +81-3-5785-6100

3. Business Starting Date: August 11, 2003

4. Reason for the Relocation
   We relocate the current head office (4-3-20 Toranomon, Minato-ku, Tokyo) to the new address mentioned above to improve business efficiency by providing our employees with a better working environment.

June 27, 2003

To Shareholders

Kazutomo Robert Hori
President and CEO
CYBIRD Co., Ltd.
4-3-20,Toranomon,
Minato-ku, Tokyo

Notification of the Results of the 5th Ordinary General Meeting of Shareholders

The following items were covered at the general meeting of shareholders.

Matters to be Reported

Report on the business report, balance sheet, and profit loss statement for the 5th Term ended March 31, 2003.

Management reported on the above details as indicated.

Matters to be resolved

First Item: Approval of Appropriation of Retained Earnings

The item was approved as submitted, and no dividends were declared.

Second Item Partial Amendments of the Articles of Incorporation

The addition to the Company's purposes, the increase the authorized number of shares, the creation of a share invalidation system in accordance with the revision in the Commercial Code, the easing of the required size of a voting quorum, the limitation of the liability of outside directors, and the amendment of the numbering of articles in accordance with the new amendments were approved as submitted.

Third Item　　Election of 8 Directors

As submitted, Kazutomo Robert Hori, Tetsuya Sanada, Yosuke Iwai, Kenichiro Nakajima, Shinichiro Yamashita, Tomosada Yoshikawa, Mikio Inari, and Fumio Nagase were elected and accepted the position of director.

Fourth Item　　Election of 3 Auditors

As submitted, Jun Utsumi, Masahisa Takeyama, and Hiroshi Shimizu were elected and accepted the position of auditor.

Fifth Item　　Granting Stock Options to Non-Shareholders

The granting of stock options to management, employees, and contributors of the Company and associated companies; the limit on the number of options to be issued to 1,600 shares in total (however, this figure may be adjusted in certain specific circumstances); and other matters regard stock options were approved as submitted.

During Fiscal Year 2002 (5th Fiscal Year)

Business Report

From April 1, 2002 through March 31, 2003

CYBIRD Co., Ltd.

Financial Highlights

Message from President

This section includes a greeting from Robert Kazutomo Hori, President and CEO of the Company, and the outline of Results of Operation for the 5th fiscal year.

Outline of Business

This section presents outline of our business, history of mobile phone market in Japan and three edges.

Case report

#1 POS system+(plus) Mobile, Real time campaign using POS system and mobile phone.

#2 Magazine +(plus) Mobile, add interactivity and quick impact to magazine

Results of Operation by Business Segment for the Relevant the 5th term

Mobile Content Business

Sales of this segment have increased from 5,909 million yen to 7,074 million yen.

Marketing Solution Business

Sales of this segment have increased from 778 million yen to 1,604 million yen.

International Business

Sales of this segment have increased from 31 million yen to 48 million yen.

Technology Related Business (K laboratory Co., Ltd.)

Sales of this segment including those of K Laboratory Co., Ltd., a subsidiary of the Company, have increased from 225 million yen to 543 million yen.

Consolidated Balance Sheets

	FY ended March 31, 2003	FY ended March 31, 2002
	Thousand yen	Thousand yen
Assets		
I. Current Assets :		
Cash and cash equivalents	2,713,947	2,062,691
Trade accounts receivables	2,480,990	2,015,407
Inventories	55,506	40,530
Deferred tax assets	156,735	-
Others	172,765	98,316
Allowance for doubtful accounts	(32,050)	(36,159)
Total current assets	5,547,894	4,180,787
II. Fixed Assets :		
(Tangible fixed assets)	123,475	134,358
(Intangible fixed assets)		
Software	442,524	481,595
Software in progress	9,253	39,908
Other intangible assets	1,499	1,314
Total intangible fixed assets	453,277	522,818
(Investments and other assets)		
Investment securities	464,751	42,039
Deferred tax assets	178,411	-
Other assets	346,101	274,867
Total investments and other assets	989,264	316,907
Total fixed assets	1,566,017	974,083
Total	7,113,912	5,154,870

	FY ended March 31, 2003	FY ended March 31, 2002
	Thousand yen	Thousand yen
Liabilities and shareholders' equity		
I. Current liabilities :		
Accounts payable	439,859	330,574
Short-term debt	271,000	300,000
Accrued expenses	407,152	481,711
Accrued income tax	522,300	2,892
Accrued consumption tax	93,778	119,565
Bonus payment reserve	89,591	42,387
Other current liabilities	31,317	46,124
Total current liabilities	1,854,999	1,323,255
II. Fixed liabilities :		
Fixed liabilities	–	20,213
Total fixed liabilities	–	20,213
Total liabilities	1,854,999	1,343,469
Minority Interests:		
Minority Interests	54,199	29,714
Shareholders' equity:		
Common stock	–	2,408,500
Additional paid in capital	–	2,465,200
total	–	4,873,700
Deficit	–	1,095,133
Unrealized gain on available-for-sale securities	–	3,643
Foreign exchange transaction adjustment	–	(523)
Total shareholders' equity	–	3,781,686
Total liabilities and shareholders' equity	–	5,154,870
Common stock	2,585,417	–
Additional paid in capital	2,642,116	–
Retained Earnings	(22,116)	–
Foreign exchange transaction adjustment	(705)	–
Total shareholders' equity	5,204,712	–
Total liabilities and shareholders' equity	7,113,912	–

Consolidated Statements of Income (Operations)

	FY2002 From April 1, 2002 To March 31, 2003	FY2001 From April 1, 2001 To March 31, 2003
	Thousand yen	Thousand yen
Net sales	9,271,276	6,944,433
Cost of sales	4,373,469	3,429,077
Gross profit	4,897,806	3,515,355
Selling, general and administrative expenses	3,573,757	3,005,790
Operating income	1,324,049	509,565
Non-operating income	3,882	3,948
Non-operating expenses	10,967	74,820
Ordinary Income	1,316,964	438,693
Extraordinary gain	29,228	103,248
Extraordinary loss	75,457	105,537
Income before income taxes and minority interest	1,270,735	436,404
Current	522,631	2,920
Deferred	(335,147)	—
Total	187,484	2,920
Minority interest in loss	10,234	(24,282)
Net income	1,073,016	457,767

Consolidated Statement of Surplus

N/A

Consolidated Cash Flow Statements

(round down)

	FY 2002 (April 1, 2002 – March 31, 2003)	FY 2001 (April 1, 2001 – March 31, 2002)
	thousand yen	*thousand yen*
Operating activities:		
Income before income taxes and minority interest	1,270,735	436,404
Depreciation and amortization	385,826	365,261
Increase (decrease) in bonus payment reserve	47,203	12,776
Increase (decrease) in allowance for doubtful accounts	(4,108)	13,914
Interests and dividend earned	(876)	(1,280)
Interest expenses	7,556	8,607
Equity in net losses of an affiliate	2,174	62,392
Loss on sales of investment securities	(8,361)	(53,606)
Gain on change of equity	1,899	(49,641)
Impairment of software	54,619	101,742
Increase in accounts receivable	(465,582)	(757,939)
Increase (decrease) in accounts payable	109,285	150,233
Increase (decrease) in accrued expenses	(57,230)	263,157
Total	1,250,227	662,367
Interests and dividends received	1,198	958
Interest paid	(8,166)	(8,761)
Income tax paid	(3,223)	(2,308)
Cash flow from operating activities	1,240,035	652,254
Investing activities:		
Purchase of tangible fixed assets	(34,276)	(37,296)
Purchase of intangible fixed assets	(345,514)	(322,787)
Purchase of investment securities	(450,000)	(42,691)
Proceeds from sales of investment securities	25,111	87,994
Expenditures for deposit with landlord	(63,125)	(146,275)
Others	(18,318)	(37,011)
Cash flow from investment activities	(886,123)	(498,068)
Financing activities:		
Proceeds from short-term debt	300,000	800,000
Repayment of short-term debt	(329,000)	(500,000)
Proceeds from share issuance	353,834	6,000
Others	(26,673)	42,128
Cash flow from financing activities	298,160	348,128
Foreign currency translation adjustment	(816)	–
Net increase in cash and cash equivalents	651,256	502,314
Cash and cash equivalents at the beginning of period	2,062,691	1,560,377
Cash and cash equivalents at the end of period	2,713,947	2,062,691

Corporate profile (as of March 31, 2003)

This section mentions the name, date of establishment, amount of capital, address, number of employees, description of business, securities code, names of board members, banks of account, affiliated associations, consolidated subsidiaries and name of affiliated company of the Company.

Stock Information (as of March 31, 2003)

This section outlines the number of outstanding shares, number of shareholders, names of major shareholders and other shareholder information.

List of Consolidated Group of the Company (as of March 31, 2003)

This section mentions the name, address, date of establishment, amount of capital and number of outstanding shares of the consolidated subsidiaries and affiliated company of the Company.

Recent Events (after October 2002)

This section covers award winning information.

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Securities Registration Statement

Securities registration statement concerning issuance of stock option dated May 30, 2003, and two amendments thereto dated June 4, 2003 and June 6, 2003, prepared in accordance with the Securities and Exchange Law have been submitted to the Director of the Kanto Local Finance Bureau and Japan Securities Dealers Association.

The securities registration statement is available for public inspection at the Kanto Local Finance Bureau and the Japan Securities Dealers Association for a certain period.

Annual Securities Report

Annual securities report dated June 30, 2003 for the fiscal year ended March 31, 2003.

An annual securities report, required to be filed under the Securities and Exchange Law within three months after the end of the fiscal year, was filed with the Kanto Local Finance Bureau on June 30, 2003 and sets forth the following information:

PART ONE CORPORATE INFORMATION

I. Outline of the company
   1. Changes in principal indicators of business operations, etc.
   2. History of the company
   3. Substance of business
   4. Related companies
   5. Employees

II. Business operations
   1. Summary of results of operations, etc.
   2. Sales and purchase
   3. Material business issues to be dealt with
   4. Contracts material to operation of business
   5. Research and development activities

III. Conditions of facilities
   1. Outline of capital expenditures, etc.
   2. Conditions of principal facilities

The annual securities report is available for public inspection at the Kanto Local Finance Bureau and the Japan Securities Dealers Association for a certain period.

May 30, 2003

Chairman,
Japan Securities Dealers Association

Kazutomo Robert Hori, President and CEO
CYBIRD Co., Ltd.
4-3-20, Toranomon, Minato-ku, Tokyo
(Security Code: 4823, JASDAQ)
(Fiscal Year Closed: March 31)
(Interim Dividend: Introduced)

Announcement of Board Resolution for Account Settlement

1. Date of Meeting of Board of Directors: May 30, 2003
2. Date of General Shareholders Meeting: June 27, 2003
3. Venue of General Shareholders Meeting: Toranomon Pastoral, Annex 1F 'Hohou Nishino-ma'
   4-1-1, Toranomon, Minato-ku, Tokyo
4. Resolutions to be put

   Matters to be reported: Report on the business report, balance sheet, and profit loss statement for the 5th Term ended March 31, 2003.

   Matters to be resolved:

First Item	Approval of Appropriation of Retained Earnings
Second Item	Partial Amendments of the Articles of Incorporation
Third Item	Election of 8 Directors
Fourth Item	Election of 3 Auditors
Fifth Item	Granting Stock Options to Non-Shareholders

5. Results of Operation for the 5th Term (from April 1, 2002 to March 31, 2003) (Attached)

(End of document)

Translation

May 30, 2003

Chairman,
Japan Securities Dealers Association

CYBIRD Co., Ltd.
Kazutomo Robert Hori, President and CEO
(Security Code: 4823, JASDAQ)
4-3-20, Toranomon, Minato-ku, Tokyo
Contact: Tomosada Yoshikawa
Senior Vice President
81-3-3431-0111

Announcement of Board Resolution on Partial Amendments to Articles of Incorporation

On May 30, 2003, the board of directors of CYBIRD Co., Ltd. approved the submission of a resolution to partially amend the Articles of Incorporation to the 5th annual general shareholders meeting on June 27, 2003.

1. Date of General Shareholders' Meeting: June 27, 2003

2. Partial Amendments and Reasons

(1) To enable new business development by amending Article 2 (Purpose) of the Articles of Incorporation to add to the Company's purposes.

(2) To prepare for business expansion and new share issuance by amending Article 5, to increase the authorized number of shares.

(3) To revise necessary sections of Clause 3 of Article 7 (Transfer Agents) and Article 8 (Share Regulations) in accordance with creation of a share invalidation system by the Law Amending Part of the Commercial Code, etc. (Law 44, 2002) that was enforced on April 1, 2003.

(4) To revise necessary sections of Article 11 (Voting on Resolutions) in accordance with the easing of the required size of a voting quorum for special resolutions at the general shareholders' meeting as set out in the Articles of Incorporation stipulated under the Law Amending Part of the Commercial Code, etc. (Law 44, 2002) that was enforced on April 1, 2003.

(5) To add a new Article 25 (Limited Liability of Outside Directors) based on the Law Concerning Special Measures under the Commercial Code with Respect to Audit, etc. of Corporations (Kabushiki-Kaisha) of Japan, enforced on May 1, 2002. The Law established new definitions for outside directors to enable the outside directors to adequately performance their expected role. Based on that Law, the new article inserts a regulation limiting the liability, given proven good intentions and lack of negligence, of the director to the amount stipulated by law or to the amount of one million Japanese yen or greater stipulated in the previously determined contract based on a resolution by the Board of Directors. Approval to submit the resolution to add Article 25 was obtained from the Board of Corporate Auditors.

(6) To amend the numbering of articles in accordance with the new amendments.

3. The proposed partial amendments of the Articles of Incorporation are as follows. This is a summary of the revisions and the changed parts are unlined.

Article 2 (Purpose)
Clause 20 Type II telecommunications business according to the Telecommunications Business Law.

Article 5 (Authorized Number of Shares)
The total number of shares authorized for issue shall be 254, 076 shares.

Article 7 (Transfer Agent)
3. The Company's shareholder register and lost certificates and fractional shares registers shall be kept at the transfer agent's offices, and the transactions related to the transfer of registered names for shares, entries and records of fractional shares, registration of rights of pledge, disclosure or elimination of assets held in trust, misplaced certificates, exchange of certificates, registration of lost certificates, purchase of fractional shares, accepting and processing submitted documents, and other share and fractional share related administration shall be handled by the staff of the transfer agent. The Company will not handle such transactions.
Article 8 (Share Regulations)
In addition to laws and these Articles of Incorporation, transactions and fees related to the transfer of registered names for shares, entries and records of fractional shares, registration of rights of pledge, disclosure or elimination of assets held in trust, misplaced certificates, exchange of certificates, registration of lost certificates, purchase of fractional shares, accepting and processing submitted documents, and other share and fractional share related transactions shall be governed by regulations for dealing with shares decided by the Board of Directors.

Article 11 (Voting on Resolutions)
In accordance with the stipulation of Article 343 of the Commercial Code, a quorum for a vote on a special resolution at a general shareholders' meeting requires that shareholders holding one third or more of the total voting rights be present, and of those voting rights present, two thirds of more must be in favor for the resolution to carry.

Article 25 (Limited Liability of Outside Directors)
Based on agreement between the Company and individual outside directors, the Company and said directors may conclude a contract in which, in the case of proven good intentions and lack of negligence, the liability for actions defined under Article 266, Clause 1, Item 5 of the Commercial Code of Japan may be limited thereof.
2. The limited liability of the outside director in contract between the Company and outside director will be the greater of the one million Japanese yen or more amount predetermined in the contract or the amount stipulated by law.

(End of document)